Exhibit 99.45

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

BESPOKE CAPITAL ACQUISITION CORP. REPORTS FISCAL 2019 FINANCIAL RESULTS

Toronto, Ontario – March 30, 2020 – Bespoke Capital Acquisition Corp. (TSX: BC.U, BC.WT.U) (“BCAC”) is reporting its financial results as of December 31, 2019 and for the period from inception on July 8, 2019 to December 31, 2019. BCAC is also announcing that there are no material updates regarding its search for target businesses with which it may complete its qualifying acquisition. BCAC’s audited annual financial statements have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed by shareholders and interested parties under BCAC’s profile on SEDAR at www.sedar.com.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition within a specified period of time.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bespoke Capital Acquisition Corp.

Mark Harms

Director

information@bespokecp.com